Mail Stop 6010	June 1, 2005

Chinmay Chatterjee, Ph.D.
President
Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, MA 01420

Re:  	Integrated Pharmaceuticals, Inc.
	Amendment No. 3 to Form 10-SB filed May 12, 2005
	File No. 0-50960

Dear Mr. Chatterjee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB, Amendment #3
General

1. Please update your financial statements to include the statements as of and for the three months period ended March 31, 2005 in compliance with Item 310 of Regulation S-B.

Item 1:  Description of Business

2. Please update the financial data included in your disclosure to include the most recent financial data. As a few examples only, your disclosure relating to research and development, accumulated losses, cash position and other information should be updated to include March 31, 2005 numbers.

3. If the $6 million, 5-year supply agreement with the distributor and the $2.5 million license agreement with the other distributor are material contracts of the Company, you should name the two parties explicitly and disclose the material terms of the two agreements, including aggregate milestone payments, royalty payments, term and termination provisions.

4. Please note that issuers registered under Section 12 of the Exchange Act are required to file periodic and other reports with the
Commission. In this regard, we note you have not filed the required report for the first quarter of 2005. Please advise or file the Form
10-QSB.

Financial Statements - December 31, 2004
Statements of Operations, page 3
5. As you are designated as a development stage company, please provide your statement of operations for the period February 1,
2003
(inception of development stage) to December 31, 2004 in accordance with SFAS 7.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Recent Accounting Pronouncements, pg. 9
6. Please disclose the pro-forma effects of the effects of adoption of SFAS 151 for the year ended December 31, 2003 as if you adopted as of January 1, 2003.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

*********


      You may contact James Peklenk at (202) 551-3661 or James Atkinson, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.


   Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Thomas Carrey
   	Bromberg & Sunstein LLP
   	125 Summer Street
   	Boston, MA 02110-1618
   	Fax:  617-443-0004




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Integrated Pharmaceuticals, Inc.
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